

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 17, 2016

Todd E. Macomber
Chief Financial Officer
Radiant Logistics, Inc.
405 114th Avenue S.E.
Bellevue, Washington 98004

> **Re: Radiant Logistics, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Response dated February 9, 2016**
> **File No. 001-35392**

Dear Mr. Macomber:

We have reviewed your February 9, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Supplemental Pro Forma Information, page 33 and Independent Auditors Report, page F-2

1. We have reviewed your responses to prior comments 1 and 2 and note your intent to file an amendment to the June 30, 2015 Annual Report on Form 10-K (the "Form 10-K") to include the proposed revisions. We also note that your proposed introductory paragraph to the supplemental pro forma information indicates that the pro forma results are also adjusted to reflect a consolidation of the historical results of operations of Wheels, and the Company as adjusted to reflect the amortization of acquired intangibles. In light of the additional adjustments noted in the footnotes below your pro forma statement of income data, please revise this introductory paragraph to disclose the nature of these additional pro forma adjustments. Please file the amended 10-K accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure